INTREPID TECHNOLOGY & RESOURCES, INC.
                          501 West Broadway, Suite 200
                            Idaho Falls, Idaho 83402
                                 (208) 529-5337


Mail Stop 0405


VIA FEDERAL EXPRESS AND EDGAR
-----------------------------


April 15, 2005


Ms.  Mellissa  Duru
Division  of  Corporate  Finance
United  States  Securities  and  Exchange  Commission
450  Fifth  Street,  N.  W.,  Mail  Stop  0405
Washington,  D.C.  20549-0405

RE:  INTREPID TECHNOLOGY & RESOURCES, INC.
     FORM SB-2 FILED MARCH 11, 2005
     FILE NO. 333-123258


Dear  Ms.  Duru:

     Per the telephone conversation between you and my attorney, Jacqueline Hodes, on April 13, 2005, Intrepid Technology & Resources, Inc. (the "Company")
                                                                       -------
has filed Amendment No. 1 to Form SB-2 Registration Statement on April 15, 2005, which incorporates the information requested by the Commission.

     Pursuant to the Commission's four oral comments, we have taken the following steps:

     (1) We have amended our Form 10-QSB for the period ended December 31, 2004 to change the incorrect date included in our first amendment to the Form 10-QSB for that period. Our amended Form 10-QSB now contains the correct Section 1350 certification for the period ending December 31, 2004. In addition we have refiled all required certifications, which are now dated as of the date of our amended Form 10-QSB.

     (2) In Amendment No.1 to the Registration Statement, we have revised our Selling Stockholders table to reflect the full amount and percentage of shares currently beneficially owned by Cornell Capital Partners, LP, without taking into consideration the 4.99% ownership limitation contained in the convertible debentures.

Ms. Mellissa Duru
United States Securities and Exchange Commission
April 15, 2005
Page 2


     (3) In Amendment No. 1 to the Registration Statement, we have added a table which demonstrates the inverse relationship between our stock price and the number of shares to be issued to Cornell Capital Partners, LP under the Standby Equity Distribution Agreement at a recent stock price and at 25%, 50% and 75% discounts to the recent price. This table appears under the headings "Offering" and "Standby Equity Distribution Agreement" in Amendment No. 1 to the Registration Statement.

     (4) We have clarified in several areas in Amendment No. 1 to the Registration Statement that the debentures issued to Cornell Capital Partners, LP are convertible at the option of Cornell Capital Partners, LP and that if the full amount of the convertible debentures or $750,000 is converted into shares of common stock of the Company, up to 13,636,364 shares of common stock will be issued to Cornell Capital Partners at any time up to the maturity date of the convertible debentures (March 10, 2008). However, this does not take into consideration the 4.99% ownership limitation under the convertible debenture. Further, we have clarified that the interest on the debentures may be payable, at the sole option of Cornell Capital Partners, LP, in shares of common stock of the Company or in cash and if Cornell Capital Partners, LP chooses to have interest be payable in common stock of the Company, as opposed to in cash, this could have a dilutive impact on our stockholders and could cause our stock price to decline. This language regarding the dilutive impact of the debentures now appears under the headings "Offering," "Risk Related To This Offering," "Selling Stockholders" and "Liquidity and Capital Resources."

     Enclosed with this letter is a redlined version of Amendment No. 1 to the Registration Statement comparing it to the original registration statement filed with the SEC on March 11, 2005.

     Please  call  me,  Jacqueline  Hodes at (305) 539-3387 or Clayton Parker at
(305)  539-3306  if  you  have  any  questions.


Very  truly  yours,




Dr. Dennis D. Keiser


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